File No. 82-5089

News Release

07022346

ZURICH®

SUPPL

Zurich names Arun Sinha as Group Chief Marketing & Communications Officer

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, April 2, 2007 – Zurich Financial Services Group (Zurich) announced today that Arun Sinha, has joined the company as Group Chief Marketing & Communications Officer, effective April 1, 2007.

In his new position, Mr. Sinha (44) will oversee all marketing and communications functions worldwide across the Group. Mr. Sinha brings over 20 years of customer-oriented marketing experience to Zurich, having served as Chief Marketing Officer for Pitney Bowes since 2001 as well as in senior marketing and business development roles with Philip Morris and Young & Rubicam. His successes in aligning corporate product and marketing initiatives with customer aspirations have earned him numerous awards, including Business Week's "Excellence in Corporate Advertising," and B2B Magazine's "Top Marketer of the Year" in both 2003 and 2004.

"Arun's proven ability to deliver customer-centric strategies complements Zurich's focus on customer, product and distribution," stated James J. Schiro, Zurich's Chief Executive Officer. "I am confident he will successfully build on the progress we have made with our global brand and marketing identity."

Mr. Sinha is a frequent speaker and commentator on marketing trends, and an author of a recently published book on customer-centric growth strategies. He also serves on the Board of Directors of the U.S.-based Direct Marketing Association.

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ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

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